Exhibit 8.1

Principal subsidiaries and consolidated affiliated entities of the Registrant

Subsidiaries	Place of Incorporation
So-Young Hong Kong Limited	Hong Kong
Beijing So-Young Wanwei Technology Consulting Co., Ltd.	Mainland China
Wuhan Miracle Laser Systems, Inc	Mainland China

VIEs	Place of Incorporation
Beijing So-Young Technology Co., Ltd.	Mainland China
Beijing Chiyan Medical Beauty Consulting Co., Ltd.	Mainland China

VIEs’ Subsidiaries	Place of Incorporation
Beijing So-Young Souyang Investment Management Co., Ltd.	Mainland China
Beijing So-Young Qingyang Medical Device Co., Ltd.	Mainland China
Beijing Shengshi Meiyan Culture Co., Ltd.	Mainland China